

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

Mail Stop 3561

October 7, 2009

Mr. Richard Ransom
Chief Financial Officer
International Commercial Television, Inc.
299 Madison Avenue N. Suite C
Bainbridge Island, Washington 98110

      **RE: International Commercial Television, Inc.
              Item 4.01 Form 8-K
              Filed September 10, 2009
              File No. 0-49638**

Dear Mr. Ransom:

      We have completed our review of your Form 8-K and have no further comments at this time.

              Sincerely,

              Ta Tanisha Meadows
              Staff Accountant